Grupo Casa Saba, S.A.B. de C.V.

By resolution of the Board of Directors, the shareholders of Grupo Casa Saba, S.A.B. de C.V. (the “Company”) are hereby summoned to attend the General Ordinary Shareholders Meeting to be held on April 29, 2011, at 10:30 a.m., in the building located at Paseo de la Reforma No. 215, 2nd Floor, Lomas de Chapultepec, 11000 Mexico, D.F., in order to discuss the items contained in the following:

AGENDA

I. Presentation, and in its case, approval of the report submitted by the Board of Directors for the year ended on December 31, 2010, pursuant to Article 172 of the General Law on Commercial Companies, including the financial statement for the year ended on December 31, 2010.

II. Presentation, and in its case, approval of the report of the fulfillment of the tax obligations of the Company regarding the fiscal year concluded on 2009.

III. Proposal, and in its case, approval of the allocation of profits.

IV. Presentation, and in its case, approval of the report submitted by the Chief Executive Officer of the Company, pursuant to Article 44 Section XI of the Securities Market Law.

V. Presentation of the opinion submitted by the Board of Directors regarding the report submitted by the Chief Executive Officer of the Company.

VI. Presentation, and in its case, approval of the report submitted by the Audit Committee’s President.

VII. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Board of Directors, as well as the secretary.

VIII. Acceptance of resignations, appointments proposal, and in its case, ratification of the members of the Audit Committee and appointment, and in its case, ratification of the President of such committee.

IX. Acceptance of resignation, appointment proposal, and in its case, ratification of the Chief Executive Officer of the Company.

X. Remuneration for the members of the Board of Directors, the Audit Committee and the secretary of the Company.

XI. Presentation, and in its case, approval to increase the capital stock of the Company in its variable portion through the issuance of treasury stock, in order to implement a stock option and/or purchase plan for the employees, officers and/or directors of the Company or its subsidiaries.

XII. Granting and revocation of powers of attorney.

XIII. Designation of delegates who will formalize the resolutions adopted at this meeting.

In order to have the right to attend the Meeting, the shareholders of the Company shall have to provide truthful evidence of the ownership of such shares, at least 48 hours prior to the time set for the meeting, before the Secretary of the Company located at Montes Urales No. 505, 3rd Floor, 11000 Mexico, D.F. To that effect, the shareholders shall have to be registered as such in the Shareholder’s Registry of the Company, which shall be updated in accordance to the certifications issued by S.D. INDEVAL INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, S.A. de C.V., and the complementary lists to which article 290 of the Securities Market Law refers to.

The share certificates to be deposited in order for its holders to be able to attend the meeting, will be returned only after the meeting has been adjourned, against the delivery of the corresponding deposit slip. The shareholders may be represented by attorneys-in-fact, duly appointed by means of power of attorney granted in the form provided by the Company, which shall meet the requirements set forth by Article 49, Section III of the Securities Market Law or by means of a general or special power of attorney granted pursuant to the applicable laws. The mentioned forms are available to the shareholders or their representatives as of this date, in the offices of the Secretary of the Company located at the abovementioned domicile.

México City, Federal District, March 30, 2011.

Francisco Fuentes Ostos
Secretary of the Board of Directors